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                                                                    Exhibit 99


                           DOMINION BRIDGE CORPORATION

                                                               December 11, 1996

Dear Stockholder:

         Your Board of Directors has adopted a Preferred Stock Purchase Rights Plan (the "Plan"). The Plan is designed to protect the Company, and you, its stockholders, in the event of an unsolicited offer to acquire control of the Company on terms that the Board of Directors determines to be not in the best interests of the Company because the offer is abusive, coercive or otherwise unfair. Such offers may include, for example, attempts to acquire control without offering adequate consideration to all stockholders. The Plan is not intended to prevent and will not prevent a takeover of the Company that the Board determines to be in the best interests of the Company. Neither is the Rights Plan intended to adversely affect the ability of a person to obtain representation on the Company's Board by means of the proxy process. Under Delaware law, the Board is charged with responding to a takeover offer in the first instance, in a manner it determines to be in the best interests of the Company. The Plan should assist the Board in carrying out this obligation.

         As explained in greater detail in the attached Summary, the Rights will become exercisable only if and when a situation that they were designed to address does, in fact, arise. RIGHTS CERTIFICATES WILL NOT BE SENT TO YOU UNLESS AND UNTIL THEY BECOME EXERCISABLE. The issuance of the Rights does not dilute share value and does not affect earnings per share. The Rights are not presently taxable to you or the Company under federal income tax law and they will not change the manner in which you can presently trade shares of the Company's common stock.

         The Plan provides, among other things, that upon the earlier of ten days after a public announcement that a person has become a beneficial owner of fifteen percent or more of the voting power of all the Company's shares or ten business days after a person announces an offer to acquire Company shares that would give it fifteen percent or more of the voting power, each Right will become exercisable to purchase 1/100 of a share of the Company's Series One Preferred Stock (a "Unit").

         After the Rights become exercisable, if the Company is acquired in a merger in which the Company survives, or if a person or group acquires beneficial ownership of shares representing fifteen percent or more voting power, then each Right, not previously exercised, would entitle the holder (other than the acquiror) to purchase Company common stock at a fifty percent discount to its market price. Alternatively, if the Company is acquired in a merger or other business combination, the Rights permit holders to purchase the common stock of the acquiror at a fifty percent discount to its market price.

         The Rights will expire on November 25, 2006, unless further extended, and will be subject to redemption by the Board of Directors at $0.01 per right at any time prior to the first date on which they become exercisable.

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         A copy of the Rights Agreement is available to any stockholder upon request to Dominion Bridge Corporation, Attn: Corporate Secretary, or by telephone at (514) 634-3550.

                                         Sincerely,

                                             /s/ MICHEL L. MARENGERE
                                        ---------------------------------
                                             Chief Executive Officer


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